Pinnacle Resources, Inc.
                   9600 E. Arapahoe Road, Suite 260
                        Englewood, CO 80112
                          (303) 705-8600


February 20, 2009

Suying Li
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Telephone: (202)551-3335

Re:   Corporate Acknowledgements
      Pinnacle Resources, Inc.
      Amendment 1 to Form 8-K
        Filed on January 7, 2009
      File No. 000-22965

Dear Suying Li:

We confirm that we are aware of our obligations under the Act.   We
hereby acknowledge that:
  - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do
not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

PINNACLE RESOURCES, INC.


By: /s/Robert A. Hildebrand
    ----------------------
    Robert A. Hildebrand
    Chief Financial Officer